Exhibit 99.1

CNFinance Announces Change of Auditor

GUANGZHOU, China, December 6, 2024 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced the dismissal of KPMG Huazhen LLP (“KPMG”), the Company’s independent registered public accounting firm, and appointment of HTL International, LLC (“HTL”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, effective December 6, 2024.

The appointment of HTL was made after a careful and thorough evaluation process and has been approved by the audit committee of the Company’s board of directors.

HTL succeeds KPMG, the Company’s previous independent registered public accounting firm. The reports of KPMG on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During each of the fiscal years ended December 31, 2022 and 2023 and the subsequent period through December 6, 2024, there have been no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there have been no “reportable events” as the term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with KPMG and HTL to ensure a seamless transition.

The audit committee would like to express its sincere gratitude to KPMG for its quality of services rendered to the Company over the past years.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and sales partners, local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn